U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
1-12942

CUSIP NUMBER
918322 10 8

For Period Ended: March 31, 2002

(Check One) :
[ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [X ] Form 10-Q  [ ] Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Form 10-K

Part I - Registrant Information

Full Name of Registrant
VSI Holdings, Inc.

Address of Principal Executive Office
41000 Woodward Avenue, Bloomfield Hills, Michigan  48304

Part II - Rules 12b-25 (b) and (c)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[ ]   (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

[ ]    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

Registrant is unable to timely file as a result of receiving delayed information from our independent auditors. Due to the delay in the receipt of such information, registrant is still preparing its report and cannot, without unreasonable effort or expense, timely file. Reg. Sec. 240.12b-25(c) is not applicable.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

           Thomas W. Marquis                          248                                 554-6462
                  Name                                  Area Code                      Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes               [  ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ] Yes                [X] No

VSI Holdings, Inc.

has caused this notification to be signed on its behalf by the undersigned therunto duly authorized.

Date: May 14, 2002                                              By:  /s/ Thomas W. Marquis
                                                                                        Thomas W. Marquis
                                                                    Director, Treasurer, Secretary, Chief Financial Officer